KIT Manufacturing Company



ANNUAL REPORT

October 31, 2001

Financial Highlights

(Dollars in thousands except per share amounts)

Operating Results for the Year Ended October 31	2001	2000	1999	1998	1997
Sales	$ 47,717	$ 47,919	$ 63,251	$ 61,030	76,465
Net income (loss)	(2,527)	(269)[1]	373	(357)	(2,312)
Net income (loss) per share:					
Basic	($2.46)	($0.25)[1]	$ 0.34	($0.32)	($2.08)
Diluted	($2.46)	($0.25)[1]	$ 0.34	($0.32)	($2.08)
Weighted-average shares outstanding					
Basic	1,027,334	1,064,212	1,110,934	1,110,934	1,110,934
Diluted	1,027,334	1,064,212	1,110,934	1,110,934	1,110,934
Working capital	$3,499	$7,532	$7,476	$ 6,861	$7,215

[1]Includes gain on sale of business property in Chino, California of $853,000, net of related income taxes, or $0.81 per share and gain on sale of business property in McPherson, Kansas of $402,000, net of related income taxes, or $0.38 per share.

About the Company:

KIT Manufacturing Company produces manufactured housing and recreational vehicles (towable trailers). KIT homes are permanent living structures that are built utilizing materials similar to conventional housing. KIT recreational vehicle products are used primarily for camping or vacation travel and provide a variety of living accommodations. KIT products are marketed by an independent dealer network in 21 states in the West, Midwest, South and Southeast, and Canada.

THE FISCAL YEAR RESULTS

The significant operating losses suffered by KIT during fiscal 2001 were a direct reflection of the slumping national economy. The overall decline in consumer confidence, brought on by declining stock values from the failure of many "dot-com" businesses, tightening consumer credit, high gasoline prices, and the events of September 11, 2001, directly impacted sales of many types of high-dollar durable goods. This slowdown in retail purchases yielded poor financial performance in many sectors of the American business landscape. Especially hard hit were industries that focus on discretionary income spending such as the recreational vehicle industries. Manufactured home sales continue to be affected by the oversupply of finished product at the retail level and a more restrictive retail financing environment as lenders reacted to losses incurred from dealers as their financial problems increased.

RECREATIONAL VEHICLES OUT OF SLUMP

Despite the decline in the economy, the RV shows in Pomona, California and the National RV show in Louisville, Kentucky, held in September and November 2001, respectively, yielded significant favorable results for the RV division. KIT's newest product, a redesign of the Patio Hauler model, named the Extreme, was received by the dealer body and the retail public with considerable enthusiasm. This new model presented both sellers and buyers with a product that had not been seen before in a standard sport utility trailer. The styling, amenities, and the overall look and feel of the product was so appealing that the KIT RV sales department was overwhelmed with demand by current and potential dealers and retail consumers for the product. The dealer body agreed that the Extreme RV line, as well as the revamping of other KIT models, has made the KIT RV products more exciting and present a more attractive business opportunity to potential and existing dealers. As a result of the dealer shows in Pomona and Louisville, KIT has set up a number of new dealers. These new dealer sets have increased KIT's market share approximately 42%. Management is confident that our continuing commitment to trouble-free quality standards and high-value RV's will continue to reward the Company through market expansion in meeting the demands of this highly competitive business.

MANUFACTURED HOUSING

The manufactured homes division sales dollars decreased 3%, from $21.7 million in fiscal 2000 to $21.0 million in fiscal 2001. The number of manufactured homes sold decreased 39% from 595 homes in fiscal 2000 to 362 homes in fiscal 2001. Industry-wide, sales to dealers were down nearly 29% from 270,264 in 2000 to 192,050 homes in fiscal 2001. The overall industry sales decline was due to the continuing oversupply of homes on the market, as well as the tightening credit terms to potential retail buyers.

THE RETAIL SALES BUSINESS

The retail sales dealerships for the manufactured homes division, located in Nampa and Fruitland, Idaho, were consolidated with KIT Manufacturing through a buy-out of the minority partner during fiscal 2001. The KIT Courtyard venture continues to have a positive impact on the operations of KIT from the standpoint of sustaining factory production of manufactured homes. The retail outlets continue to market their

THE RETAIL SALES BUSINESS (continued)

multi-sectional homes under "land package" deals. This technique bundles the manufactured home with developed land in a subdivision setting and allows the retail customer the option of purchasing basically a "site" home. This makes the home and the land in a subdivision setting and allows the retail customer the option of purchasing basically a "site" home. This makes the home and the land under it eligible for a conventional real estate mortgage loan in most states.

FINANCIAL CONDITION

KIT had no long-term debt at the end of the year and it has secured a commitment for additional funding for continued operations. Working capital declined to $3.5 million, but management believes the existing working capital and new line of credit are sufficient to provide the Company with funds necessary for continued operational maintenance and anticipated growth through fiscal 2002.

LOOKING FORWARD TO 2002

We anticipate the first three months of fiscal 2002, the winter season, will be a difficult time for the manufactured home industry, as the unfavorable market conditions are improving very slowly. Management anticipates, however, that KIT should perform better than the industry, to some degree, because of the favorable results of the KIT Courtyard "land package" marketing concept described above.

With respect to the recreational vehicle division, the industry is "exciting new" product driven. Management feels the newest product in the KIT line-up is generating considerable excitement and should help lift the sales and profits of the Company, even during the usual slow winter months. The Company anticipates that dealers will be stocking up on this innovative sport utility trailer and other redesigned KIT product in anticipation of a more favorable spring selling season, as "pent-up" demand from the retail buying public begins to affect the marketplace. First quarter operations should see an improvement over the prior years' normal seasonal slowdown. Your Company's management believes the business and marketing strategies described above will help give rise to profitable operations in fiscal 2002.

Sincerely,



Dan Pocapalia
Chairman of the Board, President and Chief Executive Officer

Recreational Vehicles

Having consistently produced and delivered high-quality, high-value products to our customers for 56 years, KIT remains one of the major manufacturers of towable travel trailers and fifth-wheels in the United States. KIT products are well known for their reliability and their retained value at "trade-in" time. KIT RV's are in high demand for the second-time and entry-level buyer, as well as the more knowledgeable buyer.

Over the past few years, the baby-boomer generation and younger families have discovered the affordability and comfort of recreational vehicle travel. KIT's RV products incorporate high quality, reliable, name-brand appliances, along with stylish interior components and accessories. KIT produces a wide range of recreational vehicle products at its manufacturing facilities in Caldwell, Idaho under the brand names of *Road Ranger*, *Companion*, *Millennium* and *Patio Hauler*. KIT RV's measure from 19 to 39 feet in length and are more than eight feet wide and provide sleeping accommodations for 2 to 10 persons.

With the onset of model-year 2001, the Company revamped its product offering to respond to our customers' demands and improve our competitive position in the marketplace. *Road Ranger* and *Companion* products were divided into an entry-level and mid-line series to meet the specific needs of buyers. The entry-level *Road Ranger* and *Companion*, designated as the LE series, included fourteen floor plans with basic interiors, features and options. These products could be upgraded with a deluxe interior package. The mid-line *Road Ranger* and *Companion*, designated as the Limited series, provided five floor plans - three 27 foot and above travel trailers and two 27 foot and above fifth-wheels. These larger units included deluxe interior packages and could be upgraded with a specialized fiberglass package.This year's *Road Ranger* and *Companion* products also offer two "lite" floor plans and two sport utility trailers, called the *Sportster*. These units cater to young families and outdoor enthusiasts.

KIT's high-end unit, the *Millennium*, was updated to include a fourth floor plan, which includes a full-kitchen slide-out. This line was updated with four luxurious interiors, deluxe furniture and even more cabinet space. We believe the dealer body has responded with great enthusiasm for this moderately priced, high-end product.

As in past years, the Company's unique *Patio Hauler* continues to generate interest with its cargo area for hauling off-road vehicles and other sporting equipment. KIT is currently gearing up for some exciting updates to this product line-up in the 2002 model year.

Retail prices for KIT floor plans range from $8,500 to $58,000. This range covers approximately 80 percent of the travel trailer and fifth-wheel market.

KIT distributes its *Road Ranger* and *Companion* recreational vehicles to the retail consumer throughout the western United States and Western Canada. The *Millennium* and *Patio Hauler* models are retailed throughout 15 states in the continental United States. KIT provides its dealer network system with advertising, sales literature, a web site, training and other special support programs, along with its national reputation for product quality and service.





Manufactured Homes

Our manufactured homes division is currently experiencing unfavorable economic factors that are also affecting the entire manufactured homes industry. We have attempted to improve the performance of this division with value pricing and marketing innovations, coupled with a continuing emphasis on reducing operating costs and trouble-free operation.

The manufactured homes division builds both single and multi-sectioned dwellings designed to be transported to a prepared home site. Multi-sectioned homes offer the appearance and living space of traditional site-built homes and have become the dominant portion of our sales. KIT homes are built in a controlled environment, which minimizes the variables inherent in outdoor construction. By standardizing construction methods, we can build homes with greater efficiency and higher quality at a lower cost than site-built homes with the same features. Our 28 and 32-foot multi-sectioned homes are creating excitement in our market.

The manufactured homes division continues to aggressively develop new products that incorporate innovative floor plans, modern colors and functional design. KIT manufactured homes are distributed from production facilities in Caldwell, Idaho through a network of approximately 34 dealers located in nine western states.

The manufactured homes division also continues to participate in the retail sales partnership located in Nampa and Fruitland, Idaho. These retail centers, known as KIT Courtyards, have had a positive impact on the operations of KIT from the standpoint of sustaining factory production of manufactured homes. Additionally, the venture now markets their multi-sectional homes under "land package" deals. This technique bundles the manufactured home with developed land in a subdivision setting and allows the retail customer the option of purchasing basically a "site" home. This makes the manufactured home and the land under it eligible for a conventional real estate mortgage loan in most states.

KIT homes are marketed in four product lines. Our *Cypress* homes offer the budget conscious entry-level buyer an ideal way to purchase their first home. Our *Sunrise* residential series is primarily for placement in subdivisions and offers all of the amenities of a site-built home without the site built costs. More expansive and luxurious, our *Sierra XL* homes provide a wide array of styles and custom features, giving the discriminating purchaser supreme comfort at an affordable price. Our true top-of-the-line home, the *Golden State*, provides outstanding value for individuals who place a premium on elegance and style. We have 52 floor plans available, with living space ranging from approximately 800 to more than 2,500 square feet. Retail prices, exclusive of land costs, range from approximately $25,000 to $135,000.

As the nation continues to search for solutions to the problem of affordable, single-family housing, KIT stands ready to provide attractive, trouble free, energy-efficient homes at competitive prices.





Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

Fiscal 2001 Compared to Fiscal 2000

Sales declined 13% to $41.7 million compared to fiscal 2000 when sales were $47.9 million. The net loss for the year was $2,527,000, or $2.46 per share, in comparison to a net loss in fiscal 2000 of $269,000, or $0.25 per share. Sales decreases in the RV division have been significantly impacted from uncertainty in the economy and lower consumer confidence. Sales of manufactured homes have been impacted unfavorably by lenders' tightened credit standards as well as industry-wide excess finished goods inventory levels.

Recreational vehicle division sales decreased 21% to $20.7 million in fiscal 2001 from sales of $26.2 million in fiscal 2000. The overall decrease in RV shipments was 30%, down from 1,816 units in fiscal 2000 to 1,280 units in fiscal 2001. This decline consisted of a decrease in fifth-wheel model shipments from 558 units in fiscal 2000 to 439 units in fiscal 2001 and a decrease in travel trailer shipments from 1,258 units in fiscal 2000 to 841 units shipped in fiscal 2001. The model mix tended toward higher priced units in fiscal 2001.

Manufactured homes sales decreased 3% to $21.0 million in fiscal 2001 from sales of $21.7 million in fiscal 2000. This decline consisted of a 28% increase in shipments of single-section homes from 53 units in fiscal 2000 to 68 units in fiscal 2001 and a 46% decrease in shipments of multi-section homes from 542 units in fiscal 2000 to 294 units in fiscal 2001. Total unit shipments decreased 39% from 595 homes in fiscal 2000 to 362 homes in fiscal 2001. The significant reduction in unit shipments in the current year was partially offset by a shift in product mix to more expensive multi-sectioned homes that are now being bundled with developed land in a subdivision setting, as an alternative to traditional site built homes. The manufactured homes division also implemented modest price increases in fiscal 2001 and fiscal 2000 to counter increases in raw material costs. These results were partially offset by the inclusion of $3,990,000 of retail sales during the year ended October 31, 2001 as a result of the consolidation of the retail sales partnership during this period.

Gross profit as a percentage of sales decreased to 4% in fiscal 2001 in comparison to 7% in fiscal 2000. Although product margins for both divisions were marginally lower to those in the prior year, the disproportional reduction in gross profit compared to sales was due principally to the under absorption of fixed overhead costs brought about by the lower production and sales volumes. The gross profit dollars decreased 54%, or $1,878,000, from $3,447,000 in fiscal 2000 to $1,569,000 in fiscal 2001. This decrease was due principally to the reduction of sales attributed to the recreational vehicle division, partially offset by $488,000 in gross profit recorded during the current fiscal year in connection with the consolidation of the retail sales partnership.

Selling, general and administrative expenses increased to 13% of sales in fiscal 2001 compared to 11% of sales in fiscal 2000. The selling, general and administrative dollars decreased 1%, or $44,000, from $5,464,000 in fiscal 2000 to $5,420,000 in fiscal 2001 due to operational cost cutting measures and personal realignments, partially offset by the inclusion of $971,000 of expenses from the consolidation of the retail sales partnership for the year ended October 31, 2001.

In fiscal 2001, the Company assumed significantly all responsibility in connection with the daily operations of the retail sales partnership. Although the original partnership agreement governing the relationship between the Company and the minority interest holder provided participating rights to the minority holder and thus precluded the Company from consolidating the retail sales partnership, the partnership's recurring losses and need for continued funding required the Company's attention. The retail sales partnership commenced operations in fiscal 1998 and has continued to perform substantially below expectations with losses trending significantly higher in each successive year. While lenders' tightened credit policies and industry-wide excess inventory levels were partially responsible for the partnership's poor performance, the Company's management raised some concerns regarding the minority interest holder's management of the partnership's operations in accordance with the original agreement. The partnership agreement specifically delegated day-to-day operating responsibility and decision making authority to the minority interest holder and it is management's belief that such responsibilities could have performed at a higher level, as evidenced by the poor operating results previously mentioned. As a result, in fiscal 2001, the Company continued to fund 100% of the partnership's working capital needs and also became substantially involved in the decision-making process and daily operations of the partnership. Additionally, the Company purchased the minority interest holder's 30% interest in the partnership for $20,000 in cash and the assumption of $40,000 in debt and has consolidated its investment effective the beginning of fiscal 2001. In prior years, the Company accounted for this investment under the equity method of accounting. However, because the cumula-

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

Fiscal 2001 Compared to Fiscal 2000 (*continued*)

tive losses of the partnership exceeded the minority interest holder's investment in fiscal 1999, the Company began recording 100% of the equity in losses from that point forward. The condensed statements of operations information for the retail sales partnership for the years ended October 31, 2001, 2000 and 1999 are disclosed in Note 2 of the Notes to Consolidated Financial Statements. The condensed balance sheet information for the retail sales partnership as of October 31, 2001 and 2000 is also disclosed in Note 2 of the Notes to Consolidated Financial Statements. Equity in the loss of the retail sales partnership decreased from $651,000 in fiscal 2000 to $0 in fiscal 2001. The decrease is due to the aforementioned consolidation of the retail sales partnership in fiscal 2001, which had been accounted for under the equity method of accounting in the prior year.

During February 2000, the Company sold land and buildings located in Chino, California for consideration of $1,652,000, resulting in a gain of $1,455,000. During June 2000, the Company sold land and buildings located in McPherson, Kansas for consideration of $1,187,000, resulting in a gain of $621,000. Therefore, the total gain resulting from these two sales was $2,076,000. There were no such material sales of land or buildings in fiscal 2001.

Net interest expense of $248,000 in fiscal 2001, as compared to net interest income of $61,000 in fiscal 2000, was the result of higher average borrowings due principally to the inclusion of such borrowings from the consolidation of the retail sales partnership in fiscal 2001.

Fiscal 2000 Compared to Fiscal 1999

Sales declined 24% to $47.9 million in fiscal 2000 compared to fiscal 1999 when sales were $63.3 million. The net loss for the period was $269,000, or $0.25 per share, in comparison to net income in fiscal 1999 of $373,000, or $0.34 per share. Sales decreases in the RV division were significantly impacted from rising interest rates and higher fuel costs. Sales of manufactured homes were impacted unfavorably by lenders'tightened credit standards as well as industry-wide excess finished goods inventory levels.

Recreational vehicle division sales decreased 19% to $26.2 million in fiscal 2000 from sales of $32.2 million in fiscal 1999. The overall decrease in RV shipments was 21%, down from 2,293 units in fiscal 1999 to 1,816 units in fiscal 2000. This decline consisted of a decrease in fifth-wheel model shipments from 788 units in fiscal 1999 to 558 units in fiscal 2000 and a decrease in travel trailer shipments from 1,505 units in fiscal 1999 to 1,258 units in fiscal 2000. The model mix tended toward higher priced units in fiscal 2000.

Manufactured homes sales decreased 30% to $21.7 million in fiscal 2000 from sales of $31.1 million in fiscal 1999. This decrease reflected a 36% decline in shipments of single-section homes from 84 units in fiscal 1999 to 54 units in fiscal 2000 and a 33% decrease in shipments of multi-section homes from 774 units in fiscal 1999 to 522 units in fiscal 2000. Total unit shipments decreased 33% from 858 homes in fiscal 1999 to 576 homes in fiscal 2000. The manufactured homes division implemented modest price increases in fiscal 2000 and fiscal 1999 to counter increases in raw material costs.

Gross profit as a percentage of sales decreased to 7% in fiscal 2000 in comparison to 10% in fiscal 1999. Although product margins for both divisions were marginally lower to those of the same period in the prior year, the disproportional reduction in gross profit compared to sales was due principally to the under absorption of fixed overhead costs brought about by the lower production and sales volumes. The gross profit dollars decreased 47%, or $3,060,000, from $6,507,000 in fiscal 1999 to $3,447,000 in fiscal 2000. This decrease was due principally to the reduction of sales attributed to both divisions, as previously described.

Selling, general and administrative expenses increased to 11% of sales in comparison to 9% of sales in fiscal 1999. The selling, general and administrative dollars decreased 6%, or $373,000, from $5,837,000 in fiscal 1999 to $5,464,000 in fiscal 2000 due to continued planned reductions in marketing and administrative costs.

Equity in the loss of the retail sales partnership increased 317% from $156,000 in fiscal 1999 to $651,000 in fiscal 2000. The increase in losses was the result of the unfavorable environment for the retail sales of manufactured homes that existed during much of fiscal 2000.

During February 2000, the Company sold land and buildings located in Chino, California for consideration of $1,652,000, resulting in a gain of $1,455,000. During June 2000, the Company sold land and buildings located in McPherson, Kansas for consideration of $1,187,000, resulting in a gain of $621,000. The total gain resulting from

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

Fiscal 2000 Compared to Fiscal 1999 *(continued)*

two sales was $2,076,000. There were no such material sales of land or buildings in fiscal 1999.

Net interest income of $61,000 in fiscal 2000, as compared to net interest income of $58,000 in fiscal 1999, was the result of higher average cash investments, partially offset by higher average borrowings in fiscal 2000 as compared to fiscal 1999.

Liquidity and Capital Resources

In the current year, the Company has borrowed on its line of credit, as amended, to increase its inventory levels at the end of the year to provide for anticipated sales in 2002 and to continue funding of the retail sales partnership. Although there have been increases in the Company's cash and cash investments ($1,502,000), accounts receivable ($238,000) and inventory ($3,643,000) since October 31, 2000, working capital has decreased by $4,033,000. This decrease in working capital is primarily due to increases in the line of credit ($4,056,000), accounts payable ($1,811,000), various accrued expenses ($1,100,000) and the inclusion of the retail flooring liability ($1,850,000) as a result of the consolidation of the retail sales partnership (see Note 2 of the Notes to Consolidated Financial Statements). It should also be noted that such increases in the previously mentioned accounts, most notably inventory and accounts payable, are also partially a result of the consolidation of the retail sales partnership in fiscal 2001. The current ratio (i.e., the ratio of current assets to current liabilities) decreased to 1.3:1 at October 31, 2001 compared to 2.9:1 at October 31, 2000.

The Company's liquidity position as reflected in the current ratio, working capital, $2,494,000 available under its line of credit and $114,000 available under the retail flooring liability are considered adequate to meet present and reasonably foreseeable working capital requirements over the next twelve months. In January 2002, the Company amended its line of credit with a commercial bank, which allowed the Company to borrow up to $7,000,000 at the prime rate of interest (4.75 percent at January 31, 2002). This line of credit is collateralized by the Company's cash, accounts receivable and inventory, and expires on June 30, 2002. The agreement requires that the Company pay unused commitment fees equal to one quarter of one percent (0.25%) per annum on the average daily-unused amount of the line of credit and also contains certain financial covenants requiring, among other things, a minimum tangible net worth, and current ratio.

The Company's consolidated financial statements have been presented on the basis that it will continue as a going-concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has suffered net losses of $2,527,000 and $269,000 and recorded net income of $373,000 for the years ended October 31, 2001, 2000 and 1999, respectively. The Company has used cash from operating activities of $2,311,000, $1,720,000 and provided cash from operating activities of $2,004,000 for the years ended October 31, 2001, 2000 and 1999, respectively.

The Company has funded its financial needs primarily through operations and its existing line of credit, as amended. At October 31, 2001, the Company had cash and cash investments of $5,991,000, which was restricted under its existing line of credit, as amended, and working capital of $3,499,000. The Company remains dependent upon its ability to obtain outside financing either through the issuance of additional shares of its common stock or through borrowings until it achieves sustained profitability through increased sales and improved product margins. The Company's business continues to focus on the manufacturing, marketing and selling of its manufactured homes and recreational vehicles.

In February 2002, management received a commitment from a bank for a new $3,500,000 credit facility, collateralized by substantially all of the Company's previously unencumbered land and commercial buildings, as well as certain trade receivables, inventories and equipment (see Note 5 of the Notes to Consolidated Financial Statements). Until the new commitment is funded, the Company has obtained short-term funds of up to $2.5 million collateralized by certain assets of the Chairman of the Company. Concurrent with the Company's acceptance of this new credit facility, the Company has paid off the existing line of credit with available restricted cash and cash investments, as allowed under the existing agreement. Management also plans to continue its internal cost reduction initiatives that were implemented in

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

Liquidity and Capital Resources (*continued*)

previous years. Additionally, management believes that sales will increase and margins will improve, and with the additional funding provided under a new long-term credit facility, the Company should have sufficient capital resources to sustain its operations through fiscal year 2002. Should the Company require further capital resources during 2002, it would most likely address such requirement through a combination of sales of its products, sales of equity securities, and/or additional debt financings. If circumstances changed, and additional capital was needed, no assurance can be given that the Company would be able to obtain such additional capital resources. If unexpected events occur requiring the Company to obtain additional capital and it is unable to do so, it then might attempt to preserve its available resources by deferring the creation or satisfaction of various commitments, deferring the introduction of various products or entry into various markets, or otherwise scaling back its operations. If the Company were unable to raise such additional capital or defer certain costs as described above, such inability would have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company.

Common Stock Buyback Program

In September 1999, the Company approved the repurchase of up to 100,000 shares of the Company's common stock on the open market during a period of not more than 12 months. The 100,000 common shares authorized for repurchase represented 9% of the then outstanding stock of the Company. During fiscal 2000, under this program, the Company purchased 83,600 shares of common stock at an average price of $5.98 per share, exclusive of fees and commissions. No common shares were purchased in fiscal 2001.

Balance Sheets

October 31,	2001	2000
ASSETS		
Current Assets		
Restricted cash and cash investments	$ 5,991,000	$ 4,489,000
Accounts receivable, net of allowance for doubtful accounts of $29,000 in 2001 and in 2000	3,025,000	2,446,000
Accounts receivable from retail sales partnership	-	341,000
Inventories	6,441,000	2,798,000
Prepaids and other assets	120,000	324,000
Deferred income taxes	930,000	1,025,000
Total Current Assets	16,507,000	11,423,000
Property, Plant and Equipment, at cost		
Land	576,000	576,000
Buildings and improvements	7,172,000	6,779,000
Machinery and equipment	4,046,000	3,939,000
	11,794,000	11,294,000
Less accumulated depreciation	(6,349,000)	(5,657,000)
	5,445,000	5,637,000
Deferred income taxes	180,000	-
Other Assets	221,000	286,000
	$ 22,353,000	$ 17,346,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank line of credit	$ 4,056,000	$ -
Accounts payable	2,629,000	818,000
Retail Flooring Liability	1,850,000	-
Note payable	300,000	-
Accrued payroll and payroll related liabilities	1,344,000	903,000
Accrued marketing programs	727,000	471,000
Accrued expenses	2,102,000	1,699,000
Total Current Liabilities	13,008,000	3,891,000
Deferred Income Taxes	-	1,487,000
Losses in excess of advances to retail sales partnership	-	96,000
	13,008,000	5,474,000
Commitments and Contingencies		
Shareholders' Equity		
Preferred stock, $1 par value; authorized 1,000,000 shares; none issued		
Common stock, without par value; authorized 5,000,000 shares; issued and outstanding 1,027,334 shares in 2000 and 1,110,934 in 1999	694,000	694,000
Additional paid-in capital	775,000	775,000
Retained earnings	7,876,000	10,403,000
Total Shareholders' Equity	9,345,000	11,872,000
	$ 22,353,000	$ 17,346,000

The accompanying notes are an integral part of these financial statements.

Statements of Income

For the Years Ended October 31,	2001	2000	1999
Sales	$ 41,717,000	$ 46,391,000	$ 61,101,000
Sales to retail sales partnership	-	1,528,000	2,150,000
	41,717,000	47,919,000	63,251,000
Costs and expenses			
Cost of sales	40,148,000	43,373,000	55,179,000
Cost of sales to retail sales partnership	-	1,099,000	1,565,000
Selling, general and administrative expenses	5,420,000	5,464,000	5,837,000
Equity in loss of retail sales partnership	-	651,000	156,000
	45,568,000	50,587,000	62,737,000
Operating (loss) income	(3,851,000)	(2,668,000)	514,000
Other income (expense)			
Gain on sale of property, plant and equipment	-	2,076,000	-
Interest income	298,000	246,000	165,000
Interest expense	(546,000)	(185,000)	(107,000)
(Loss) income before income taxes	(4,099,000)	(531,000)	572,000
(Benefit) provision for income taxes	(1,572,000)	(262,000)	199,000
Net (loss) income	$ (2,527,000)	$ (269,000)	$ 373,000
Net (loss) income per share:			
Basic	($2.46)	($0.25)	$0.34
Diluted	($2.46)	($0.25)	$0.34
Weighted-average shares outstanding:			
Basic	1,027,334	1,064,212	1,110,934
Diluted	1,027,334	1,064,212	1,110,934

Statements of Shareholders' Equity

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-In Capital	Earnings	Total
Balance, October 31, 1998	1,110,934	$750,000	$842,000	$10,676,000	$12,268,000
Net income				373,000	373,000
Balance, October 31, 1999	1,110,934	750,000	842,000	11,049,000	12,641,000
Purchase of common stock	(83,600)	(56,000)	(67,000)	(377,000)	(500,000)
Net loss				(269,000)	(269,000)
Balance, October 31, 2000	1,027,334	694,000	775,000	10,403,000	11,872,000
Net loss				(2,527,000)	(2,527,000)
Balance, October 31, 2001	1,027,334	$694,000	$775,000	$ 7,876,000	$ 9,345,000

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

For the Years Ended October 31,	2001	2000	1999
Cash Flows From Operating Activities:			
Cash received from customers	$ 43,329,000	$ 47,664,000	$ 62,344,000
Interest received	298,000	246,000	165,000
Income taxes received	133,000	-	107,000
Cash paid to suppliers and employees	(45,525,000)	(49,367,000)	(60,505,000)
Interest paid	(546,000)	(185,000)	(107,000)
Income taxes paid	-	(78,000)	-
Net cash (used in) provided by operating activities	(2,311,000)	(1,720,000)	2,004,000
Cash Flows From Investing Activities:			
Purchase of property, plant and equipment	(70,000)	(316,000)	(455,000)
Proceeds from disposals of property, plant and equipment	85,000	2,839,000	32,000
Investment in and advances to retail sales partnership	-	(545,000)	(80,000)
Cash from consolidation of retail sales partnership	94,000	-	-
Net cash provided by (used in) investing activities	109,000	1,978,000	(503,000)
Cash Flows From Financing Activities:			
Proceeds from line-of-credit borrowings	18,174,000	16,806,000	14,693,000
Principal payments on line-of-credit borrowings	(14,470,000)	(16,806,000)	(14,693,000)
Purchase of treasury stock	-	(500,000)	-
Net cash used in financing activities	3,704,000	(500,000)	-0-
Net increase (decrease) in cash	1,502,000	(242,000)	1,501,000
Restricted cash and cash investments at beginning of year	4,489,000	4,731,000	3,230,000
Restricted cash and cash investments at end of year	$ 5,991,000	$ 4,489,000	$ 4,731,000
Reconciliation of Net (Loss) Income to Net Cash (Used In) Provided by Operating Activities:			
Net (loss) income	$ (2,527,000)	$ (269,000)	$ 373,000
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation	566,000	465,000	609,000
Gain on sale of property, plant and equipment	-	(2,076,000)	-
Deferred income taxes	(1,572,000)	(291,000)	168,000
Equity in loss of retail sales partnership	-	651,000	156,000
Changes in operating assets and liabilities:			
Accounts receivable	(344,000)	2,160,000	(906,000)
Inventories	(1,379,000)	(344,000)	2,367,000
Prepaids and other assets	278,000	(263,000)	103,000
Accounts payable and accruals	2,667,000	(1,753,000)	(866,000)
Net cash (used in) provided by operating activities	$ (2,311,000)	$ (1,720,000)	$ 2,004,000

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Consolidating Principles

The accompanying consolidated financial statements include the accounts of KIT Manufacturing Company and its wholly owned subsidiary, Housing Solutions, LLC (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Investments

The Company invests its cash in high quality financial instruments, all of which are considered cash equivalents. The Company considers all highly liquid financial instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates market. The Company also maintains deposits at financial institutions in amounts in excess of federally insured limits.

Risks and Uncertainties

The Company's consolidated financial statements have been presented on the basis that it will continue as a going-concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has suffered net losses of $2,527,000 and $269,000 and recorded net income of $373,000 for the years ended October 31, 2001, 2000 and 1999, respectively. The Company has used cash from operating activities of $2,311,000, $1,720,000 and provided cash from operating activities of $2,004,000 for the years ended October 31, 2001, 2000 and 1999, respectively.

The Company has funded its financial needs primarily through operations and its existing line of credit, as amended. At October 31, 2001, the Company had cash and cash investments of $5,991,000, which was restricted under its existing line of credit, as amended, and working capital of $3,499,000. The Company remains dependent upon its ability to obtain outside financing either through the issuance of additional shares of its common stock or through borrowings until it achieves sustained profitability through increased sales and improved product margins. The Company's business continues to focus on the manufacturing, marketing and selling of its manufactured homes and recreational vehicles.

In February 2002, management received a commitment from a bank for a new $3,500,000 credit facility, collateralized by substantially all of the Company's previously unencumbered land and commercial buildings, as well as certain trade receivables, inventories and equipment (see Note 5). Until the new commitment is funded, the Company has obtained short-term funds of up to $2.5 million collateralized by certain assets of the Chairman of the Company. Concurrent with the Company's acceptance of this new credit facility, the Company has paid off the existing line of credit with available restricted cash and cash investments, as allowed under the existing agreement. Management also plans to continue its internal cost reduction initiatives that were implemented in previous years. Additionally, management believes that sales will increase and margins will improve, and with the additional funding provided under a new long-term credit facility, the Company should have sufficient capital resources to sustain its operations through fiscal year 2002. Should the Company require further capital resources during 2002, it would most likely address such requirement through a combination of sales of its products, sales of equity securities, and/or additional debt financings. If circumstances changed, and additional capital was needed, no assurance can be given that the Company would be able to obtain such additional capital resources. If unexpected events occur requiring the Company to obtain additional capital and it is unable to do so, it then might attempt to preserve its available resources by deferring the creation or satisfaction of various commitments, deferring the introduction of various products or entry into various markets, or otherwise scaling back its operations. If the Company were unable to raise such additional capital or defer certain costs as described above, such inability would have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company.

Investments

In fiscal year 2001, the Company maintained a 100% interest in Housing Solutions LLC (the "retail sales partnership") whose principal business is selling manufactured homes to private individuals through its two retail dealerships. The Company's relationship with each respective retail dealership was governed by a 5 year operating agreement that provided few protective and no participating rights to the Company. Also in fiscal 2001, the Company negotiated the termination of this operating agreement, purchased the minority interest holder's 30% interest in the retail sales partnership and assumed significantly all responsibility in connection with its daily operations (refer to Note 2). As a result, the Company has consolidated its investment effective the beginning of fiscal 2001. In prior years, the Company accounted for this investment under the equity method of accounting. However, because the cumulative losses of the partnership exceeded the minority interest holder's investment beginning in fiscal 1999, the Company began recording 100% of the equity in losses from that point forward.

Valuation of Inventories

Inventories are stated at the lower of cost (last-in, first-out for material and first-in, first-out for labor and overhead) or market.

Property, Plant and Equipment

For financial reporting purposes, depreciation and amortization of property, plant and equipment is generally provided for on a straight-line basis, using estimated useful lives of 10 years for land improvements, 20 to 33-1/3 years for buildings and improvements, 3 to 10 years for equipment and lease terms for leasehold improvements. Upon sale or disposition of assets, any gain or loss is included in the statement of income. Expenditures for maintenance, repairs and minor renewals are charged to expense as incurred; expenditures for betterments and major renewals are capitalized.

Assessments whether there has been a permanent impairment in the value of property, plant and equipment are periodically

Notes to Financial Statements

1. Summary of Significant Accounting Policies *(continued)*

Property Plant and Equipment (*continued*)

factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. Management believes no permanent impairment has occurred.

Revenue Recognition

Product sales and related cost of sales are recognized as revenues provided the Company has received a purchase order, the price is fixed or determinable, collectibility of the resulting receivable is reasonably assured, returns are reasonably estimable and there are no remaining obligations. For the recreational vehicle division, shipping terms are FOB destination. Title and risk of ownership are transferred when the unit has been delivered to the customer/dealer, at which time the sale is recognized as revenue. For the manufactured homes division, shipping terms are FOB shipping point and title and risk of ownership are transferred to the customer/dealer at that time. Accordingly, sales are recognized as revenue at the time units are shipped. The Company provides for estimated future returns of inventory under the narrowly defined terms in which the Company may be required to repurchase such inventory (refer to Note 8) and the estimated costs of warranty at the time of sale based on historical experience. Actual results have been within management's expectations.

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS No. 109"), which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, and after the consideration of available tax strategies, to reduce deferred tax assets to the amount expected to be realized.

Basic and Diluted Loss or Income Per Share

Basic loss or income per share is computed based on the weighted-average number of shares outstanding during each year. Diluted loss or income per share is computed based on the sum of the weighted-average number of shares outstanding plus potential common shares arising out of stock options, unless the inclusion of such options would result in antidilution. The Company's loss and income amounts used for per share calculations are the same for both the basic and diluted methods. There were no potential common shares included in the calculation of diluted per share amounts for the years ended October 31, 2001, 2000 and 1999 because the effect would have been antidilutive.

Insurance

The Company is self-insured for workers' compensation for its plant locations, officers and directors, and product liability. The Company has recognized an estimated potential liability for incurred but not reported claims.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Stock Options

The Company has adopted the disclosure-only provisions under Statement of Financial Accounting Standards No. 123, *Accounting for Stock Based Compensation* ("SFAS 123"). Pro-forma information is required by SFAS No. 123, and has been determined as if the Company accounted for stock options under the fair value method as prescribed in the statement. The Company computed the compensation expense of the option granted using the methodology described in SFAS No. 123 and determined the result to be immaterial.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the current year's presentation.

2. Inventories

Inventories are summarized as follows

October 31,	2001	2000
Raw material	$ 1,810,000	$ 1,664,000
Work in process	1,336,000	597,000
Finished goods	3,295,000	537,000
	$ 6,441,000	$ 2,798,000

The excess of current replacement cost over last-in, first-out cost was $650,000 at October 31, 2001 and $649,000 at October 31, 2000.

Notes to Financial Statements

3. Investments *(continued)*

At October 31, 2000, the Company's investment in and advances to the retail sales partnership, net of the Company's pro rata share of cumulative equity in losses, was reflected as a noncurrent liability totaling $96,000. Additionally, the retail sales partnership reflected all advances from the Company as a component of current liabilities equal to $625,000 at October 31, 2000.

Effective November 1, 2000, the Company assumed significantly all responsibility in connection with the daily operations of the retail sales partnership. Although the original partnership agreement governing the relationship between the Company and the minority interest holder provided participating rights to the minority holder and thus precluded the Company from consolidating the retail sales partnership, the partnership's recurring losses and need for continued funding required the Company's attention. The retail sales partnership commenced operations in fiscal 1998 and has continued to perform substantially below expectations with losses trending significantly higher in each successive year. While lenders' tightened credit policies and industry-wide excess inventory levels were partially responsible for the partnership's poor performance, the Company's management raised some concerns regarding the minority interest holder's management of the partnership's operations in accordance with the original agreement. The partnership agreement specifically delegated day-to-day operating responsibility and decision making authority to the minority interest holder and it is management's belief that such responsibilities could have performed at a higher level, as evidenced by the poor operating results previously mentioned. As a result, in fiscal 2001, the Company continued to fund 100% of the partnership's working capital needs and also became substantially involved in the decision making process and its daily operations. Additionally, the Company purchased the minority interest holder's 30% interest in the partnership for $20,000 in cash and the assumption of $40,000 in debt and has consolidated its investment effective the beginning of fiscal 2001. In prior years, the Company accounted for this investment under the equity method of accounting. However, because the cumulative losses of the partnership exceeded the minority interest holder's investment in fiscal 1999, the Company began recording 100% of the equity in losses from that point forward. The condensed financial information of the retail sales partnership is as follows at October 31, 2001 and 2000, and for each of the three years in the period ended October 31, 2001:

Condensed Statement of Income Information:	2001	2000	1999
Sales	$ 3,990,000	$ 3,720,000	$ 3,912,000
Cost of sales	3,502,000	3,317,000	3,173,000
Selling, general and administrative expenses	971,000	823,000	813,000
Interest expense	266,000	201,000	149,000
Net loss	$ (749,000)	$ (621,000)	$ (223,000)
Condensed Balance Sheet Information:			
Current assets	$ 2,128,000	$ 2,602,000	
Noncurrent assets	334,000	389,000	
	2,462,000	2,991,000	
Current liabilities	$ 3,922,000	3,681,000	
Noncurrent liabilities	10,000	31,000	
Members' deficit	(1,470,000)	(721,000)	
	$ 2,462,000	$ 2,991,000	

4. Shareholders' Equity

Stock Options

In June 1994, the Company granted to five officers of the Company, options to purchase up to 96,944 shares of the Company's common stock, at 100% of the then fair value, or $10.38 per share. Also in June 1994, the Company granted to one such officer an additional option to purchase up to 35,056 shares of the Company's common stock, at 110% of the then fair value, or $11.41 per share. In June 1999, the Company granted to one officer of the Company, options to purchase up to 40,000 shares of the Company's common stock, at 100% of the then fair value, or $7.00 per share. Options granted vest in four equal annual installments beginning one year after the date of grant and remain outstanding (subject to termination of employment, death or permanent disability of the holder, as set forth in the option agreements) for a period of 7 years. Of the initial grants, options to purchase 55,000 shares have been retired due to the termination of one grantee and the death of a second grantee. The option to purchase the 35,056 additional shares of the Company's common stock was also retired in June 1999. The option to purchase the 40,000 additional shares of the Company's common stock was also retired due to the death of the grantee in April 2001. On October 31, 2001, 2000 and 1999, total unexercised options were 41,944, 81,944 and 81,944, of which 41,944, 51,944 and 41,944 options, respectively, were exercisable.

4. Shareholders' Equity (*continued*)

Stock Repurchase

On September 14, 1999, the Board of Directors authorized the Company to repurchase up to 100,000 common shares on the open market during a period of not more than 12 months. The 100,000 common shares authorized for repurchase represented 9% of the then outstanding common stock of the Company. Through October 31, 2000, the Company, under the repurchase plan, purchased 83,600 common shares. No common shares were purchased in fiscal 2001.

5. Bank Credit Lines

At October 31, 2001 the Company is party to a $6,000,000 revolving credit agreement with a bank, which expires in June 2002, that provides financing of seasonal working capital requirements. Major provisions of the agreement include interest at the lesser of the bank's prime rate or market rate (5.5 percent at October 31, 2001), certain minimum requirements as to the Company's working capital and debt-to-equity ratio and minimum cash and cash investment deposit requirements with the bank in an amount equal to or greater than the aggregate amount borrowed against the line. At October 31, 2001, the balance on the revolving credit line was $4,056,000, which was collateralized by the Company's cash, accounts receivable, and inventory. The agreement further required that the Company pay unused commitment fees equal to one quarter of one percent (0.25%) per annum on the average daily unused amount of the line of credit. Interest costs charged to expense for the fiscal years 2001, 2000 and 1999 were $280,000, $185,000 and $107,000, respectively.

In January 2002, the Company amended its line of credit with the bank to increase its permitted maximum borrowings to $7,000,000, less commercial and standby letters of credit totaling $450,000. All other terms and covenants, as described above, were unchanged.

In February 2002, the Company was extended a commitment to enter into a new $3,500,000 working capital credit facility from a new bank. This new credit facility is due on demand, but only after November 1, 2002, and if no demand, then on December 31, 2002, and bears interest at a variable rate, which is determined as the greater of 7.5% or the bank's prime rate (4.75% in February 2002) plus 1.5%. Collateral for the new credit facility includes substantially all the Company's previously unencumbered land and commercial buildings, as well as certain trade receivables, inventories and equipment. There are no unused commitment fees, prepayment penalties, borrowing covenants or restrictions on cash and cash investments associated with this new credit facility. Until the new commitment is funded, the Company has obtained short-term funds of up to $2.5 million collateralized by certain assets of the Chairman of the Company. Concurrent with the Company's acceptance of this new credit facility, the Company has paid off the existing line of credit with available restricted cash and cash investments, as allowed under the existing agreement.

6. Retail Flooring Liability

Retail flooring liability represents borrowings from various financial institutions by the Company's retail sales partnership to finance inventory purchases of manufactured homes. The amount outstanding of $1,850,000 at October 31, 2001, was financed under agreements with floor plan lenders that provide for a security interest in the units financed and repayment at the time the units are sold. There was $114,000 of additional credit available under existing agreements with such lenders at October 31, 2001. Substantially all amounts outstanding bear interest at the prime rate (5.5% at October 31, 2001) plus one to three percent. Interest expense related to the retail flooring liability for the year ended October 31, 2001 was $221,000.

7. Note Payable

Note payable consists of the following at October 31, 2001:

Note payable to a bank bearing interest at the prime rate plus 2.125%, interest payable in monthly installments, principal balance due on demand, $300,000.

8. Commitments and Contingencies

The Company was contingently liable at October 31, 2001 to various financial institutions on repurchase agreements in connection with wholesale inventory financing. In general, inventory is repurchased by the Company at a moderate discount upon customer default with a financing institution and then resold through normal distribution channels. Historically, the net gain or loss on such resales has not been significant. The total selling value of finished units subject to such agreements as of October 31, 2001 and 2000 was approximately $6,936,000 and $7,715,000, respectively. In addition, the Company is contingently liable to financial institutions for standby letters of credit totaling $450,000 and $153,000 as of October 31, 2001 and 2000, respectively. These letters of credit were established to satisfy the self-insured workers' compensation regulations of the states in which the Company conducts manufacturing operations.

Notes to Financial Statements

8. Commitments and Contingencies (*continued*)

On December 15, 1998, the Company was named as a defendant in a lawsuit filed by one of its former dealers. A jury awarded the plaintiff $370,000 plus accrued interest thereon in damages, however, the verdict is currently under appeal with the Idaho State Supreme Court. The outcome of the appeal is not known at this time, but the Company intends to defend its position vigorously.

The Company, in its normal course of business is party to other pending lawsuits or may be subject to other threatened lawsuits. While the outcome of pending or threatened lawsuits cannot be predicted with certainty, and an unfavorable outcome could have a negative impact on the Company, at this time, in the opinion of management, the ultimate resolution of these matters will not have a material effect on the Company's financial position, results of operation or liquidity.

Management does not expect that losses, if any, from the contingencies described above will be of material importance to the financial condition or future earnings of the Company.

9. Income Taxes

The components of the (benefit) provision for income taxes are as follows :

For the year ended October 31,	2001	2000	1999
Current:			
Federal	$ -	$ (1,000)	$ 26,000
State	-	30,000	5,000
	-	29,000	31,000
Deferred:			
Federal	(1,373,000)	(242,000)	125,000
State	(199,000)	(49,000)	43,000
	(1,572,000)	(291,000)	168,000
	$ (1,572,000)	$ (262,000)	$ 199,000

The sources of deferred taxes were as follows:

October 31,	2001	2000	1999
Inventory cost capitalization	$ (22,000)	$ (162,000)	$ 77,000
Sales to retail sales partnership	33,000	(22,000)	(63,000)
Accrued warranty costs	(44,000)	(24,000)	68,000
Workers' compensation reserves	(74,000)	53,000	78,000
Non-deductible reserve	(85,000)	(148,000)	-
State income and franchise taxes	86,000	64,000	(11,000)
Net operating loss carryforwards	(1,451,000)	-	19,000
Other	(15,000)	(52,000)	-
	$ (1,572,000)	$ (291,000)	$ 168,000

9. Income Taxes *(continued)*

Reconciliation of the effective tax rates and the U.S. statutory tax rate is summarized as follows:

For the year ended October 31,	2001	2000	1999
Statutory tax rate	(34.0%)	(34.0%)	34.0%
Tax exempt interest	(1.3)	(16.6)	(7.2)
State tax provision, net of federal tax effect	(3.2)	(2.4)	5.5
Business meals and entertainment	0.2	1.6	1.9
Officer's life insurance	-	1.0	-
Other	-	1.1	0.6
	(38.3%)	(49.3%)	34.8%

The components of the deferred tax asset and liability are as follows:

October 31,	2001	2000
Deferred tax asset:		
Inventory cost capitalization	$ 184,000	$ 162,000
Sales to retail sales partnership	89,000	122,000
Accrued warranty costs	262,000	218,000
Workers' compensation reserves	214,000	140,000
Non-deductible reserve	233,000	148,000
Net operating loss carryforward	1,616,000	165,000
Other	15,000	70,000
	$ 2,613,000	$ 1,025,000
Deferred tax liability:		
State income and franchise taxes	$ 107,000	$ 21,000
Accelerated depreciation	301,000	371,000
Involuntary conversion of plant facility and equipment	1,095,000	1,095,000
	$ 1,503,000	$ 1,487,000

At October 31, 2001, the Company has net operating loss carryforwards for federal and state tax purposes of approximately $3,790,000 and $4,050,000, respectively, which begin to expire in 2002. Ultimate realization of the deferred tax assets is dependent upon the Company generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

Notes to Financial Statements

10. Segment Information

The Company designs, manufactures and sells manufactured homes, which are relocatable, factory-built dwellings of single and multi-unit design. The Company also produces recreational vehicles designed as short-period accomodations for vacationers and truckers. As such, the Company's reportable segments are based on product lines. The accounting policies of the reportable segments are the same as those described in Note 1. The Company evaluates the performance of its operating segments based on operating income or losses. Each segment records direct expenses related and allocable to its employees and its operations. The Company does not allocate income taxes, interest income, interest expense or gains or losses on the sales of idle plant facilities to operating segments. Identifiable assets are primarily those directly used in the operations of each segment. No individual customer accounted for greater than 10% of net sales or accounts receivable for any year or year-end presented.

October 31,	2001	2000	1999
(Dollars in thousands)			
Sales			
Manufactured homes	$ 21,047	$ 21,672	$ 31,088
Recreational vehicles	20,670	26,247	32,163
Total sales	$ 41,717	$ 47,919	$ 63,251
(Loss) Income before Income Taxes			
Operating (loss) income			
Manufactured homes	$ (739)	$ (1,375)	$ 2,445
Recreational vehicles	(3,112)	(1,293)	(1,931)
Total operating (loss) income	(3,851)	(2,668)	514
Gain on sale of property, plant andequipment	-	2,076	-
Interest income	298	246	165
Interest expense	(546)	(185)	(107)
(Loss) income before income taxes	$ (4,099)	$ (531)	$ 572
Identifiable Assets			
Manufactured homes	$ 9,275	$ 9,849	$ 9,916
Recreational vehicles	13,078	7,497	9,845
Total assets	$ 22,353	$ 17,346	$ 19,761
Depreciation			
Manufactured homes	$ 219	$ 276	$ 308
Recreational vehicles	347	189	301
Total depreciation	$ 566	$ 465	$ 609

Report of Independent Accountants

To the Shareholders and Board of Directors of KIT Manufacturing Company

In our opinion, the accompanying balance sheets and the related statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of KIT Manufacturing Company as of October 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Los Angeles, California
December 10, 2001, except for the fifth paragraph of Note 1
and the third paragraph of Note 5, as to which the date is February 12, 2002

Selected Financial Data

October 31,	2001	2000	1999	1998	1997
(Dollars in thousands except per share amounts)					
FISCAL YEAR					
Sales	$ 41,717	$ 47,919	$ 63,251	$ 61,030	$ 76,465
Net (loss) income	$ (2,527)	$ (269) [1]	$ 373	$ (357)	$ (2,312)
Cash dividends paid	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
Capital expenditures	$ 70	$ 316	$ 455	$ 578	$ 1,227
Depreciation	$ 566	$ 465	$ 609	$ 639	$ 677
AT YEAR-END					
Working capital	$ 3,499	$ 7,532	$ 7,476	$ 6,861	$ 7,215
Current ratio	1.3:1	2.9:1	2.3:1	2.0:1	2.0:1
Property, plant and equipment, net	$ 5,445	$ 5,637	$ 6,549	$ 6,735	$ 6,844
Total assets	$ 22,353	$ 17,346	$ 19,761	$ 20,351	$ 21,137
Long-term obligations	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
Shareholders' equity	$ 9,345	$ 11,872	$ 12,641	$ 12,268	$ 12,625
PER SHARE					
Basic net (loss) income	$ (2.46)	$ ($0.25) [1]	$ 0.34	$ (0.32)	$ (2.08)
Diluted net (loss) income	$ (2.46)	$ ($0.25) [1]	$ 0.34	$ (0.32)	$ (2.08)
Shareholders' equity	$ 9.10	$ 11.16	$ 11.38	$ 11.04	$ 11.36

[1] Includes gain on sale of business property in Chino, California of $853,000, net of related income taxes, or $0.81 per share and gain on sale of business property in McPherson, Kansas of $402,000, net of related income taxes, or $0.38 per share.

Quarterly Statistics

(Dollars in thousands except per share amounts)

(Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2001				
Sales	$ 6,753	$ 12,154	$ 11,449	$ 11,361
Gross profit (loss)	(306)	571	579	725
Income (loss) before income taxes	(1,456)	(1,079)	(989)	(575)
Net income (loss)	(866)	(643)	(614)	(404)
Basic and diluted net income (loss) per share	($0.84)	($0.63)	($0.60)	($0.39)
Fiscal 2000				
Sales	$ 10,966	$ 14,908	$ 13,559	$ 8,486
Gross profit	1,348	1,224	974	(99)
Income (loss) before income tax provision (benefit)	273	1,476	91	(2,371)
Net income (loss)	177	865	53	(1,364)
Basic and diluted net income (loss) per share	$0.16	$0.80	$0.05	($1.26)

Market Prices of Common Stock

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2001				
High	$3.60	$3.21	$3.20	$2.60
Low	$3.125	$3.10	$2.90	$2.54
Dividends	0	0	0	0
Fiscal 2000				
High	$5.625	$6.875	$7.1875	$6.75
Low	$4.25	$5.25	$6.375	$4.875
Dividends	0	0	0	0

KIT common stock is traded on the American Stock Exchange. The above table reflects the high and low sales prices for each quarterly fiscal period in the past two years. There were approximately 346 shareholders of record on January 5, 2002.

Corporate Information

Directors

Dan Pocapalia
Chairman of the Board, President
and Chief Executive Officer of KIT

Fred W. Chel
Retired Attorney/Legislator

Frank S. Chan, Jr.
Certified Public Accountant, Partner,
Frank S. Chan & Company

John W. H. Hinrichs
Executive Vice President,CFO & Cashier,
Farmers & Merchants Bank of Long Beach

John F. Zaccaro
President
Academy of Medical Films

Officers

Dan Pocapalia
Chairman of the Board, President
and Chief Executive Officer

Bruce K. Skinner
Vice President and Treasurer

Matthew S. Pulizzi
Vice President - Customer Relations

Marlyce A. Faldetta
Corporate Secretary

Stock Registrar and Transfer Agent
ChaseMellon Shareholder Services, L.L.C.
Ridgefield Park, New Jersey

Legal Counsel
O'Melveny & Myers LLP
Los Angeles, California

Accountants
PricewaterhouseCoopers LLP
Los Angeles, California

Form 10-K
A copy of the Company's current annual report filed with the Securities and Exchange Commission (SEC) on Form 10-K, exclusive of exhibits, will be furnished to shareholders without charge upon written request to Marlyce A. Faldetta, Corporate Secretary, KIT Manufacturing Company, Post Office Box 848, Long Beach, California 90801.

Executive Offices
KIT Manufacturing Company
530 East Wardlow Road,
Long Beach, California 90807
(562)595-7451
Website: www.kitmfg.com

Annual Meeting of Shareholders
Tuesday, March 12, 2002, 9:00 A.M.
Long Beach Marriott - Daugherty Room
4700 Airport Plaza Drive
Long Beach, California 90815

Notes